Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Social Finance, Inc.

Commission File No. 001-39606

Fintech start-up SoFi to go public via SPAC backed by Chamath Palihapitiya

PUBLISHED THU, JAN 7 202111:58 AM ESTUPDATED THU, JAN 7 20218:51 PM EST

Kate Rooney@KR00NEY

KEY POINTS

•	Fintech start-up SoFi says it will merge with a special purpose acquisition company, or SPAC, backed by venture capital investor Chamath Palihapitiya.

•	The merger with Palihapitiya’s SPAC values SoFi at $8.65 billion.

•	Palihapitiya has taken multiple companies public through SPACs, including Virgin Galactic.

Online finance start-up SoFi is set to go public by merging with a blank-check company run by venture capital investor Chamath Palihapitiya, the companies announced Thursday.

The merger with Palihapitiya’s SPAC, Social Capital Hedosophia Corp V, will value SoFi at $8.65 billion.

SoFi, short for Social Finance, was last valued at $5.7 billion in private markets, and has raised cash from venture capital giants such as SoftBank and Peter Thiel, according to PitchBook.

Shares of the SPAC buying SoFi surged in Thursday trading after the announcement. Reuters first reported the deal.

Special purpose acquisition companies, known as SPACs, raise money through a shell company to buy an existing company. It’s an increasingly popular way for late-stage, venture-backed start-ups to list on public markets quickly.

Palihapitiya — an early executive at Facebook — has taken multiple companies public through SPACs including Virgin Galactic Holdings in late 2019. Another blank-check company founded by Palihapitiya merged with SoftBank-backed Opendoor Labs last month, while a deal to take Clover Health public through a shell company also closed Thursday.

SoFi was an attractive bet based on its ability to meet the needs of mobile-first consumers and lower the cost of banking through technology, according to Palihapitiya. He likened SoFi’s disruption in banking tech to Amazon.

“What I did was systematically try to future out what was broken in banking, and try to figure out which company was the best representative of the solution people wanted,” Palihapitiya, founder and CEO of Social Capital Hedosophia V, told CNBC’s “Halftime Report” on Thursday. “SoFi was the top of the list when I looked across all the companies.”

SoFi was founded in 2011 with a focus on student loan refinancing for millennials and now offers stock and cryptocurrency trading, personal and mortgage loans, and wealth management services. The company is run by CEO Anthony Noto, Twitter’s former chief operating officer and a former managing director at Goldman Sachs.

The San Francisco-based company also signed a 20-year deal to call the Los Angeles football compound “SoFi Stadium.” SoFi is an official partner of both LA football teams, as well as a partner of the performance venue and surrounding entertainment district.

Noto, also former CFO of the National Football League, said “deal certainty” was among the reasons SoFi chose to go with a SPAC instead of the traditional IPO process. As the economy moves online during the coronavirus pandemic, he highlighted SoFi’s strategic advantage of building a mobile-first financial company.

“We create faster experiences, provide better selection, content and convenience to really capture those looking for that banking experience online,” Noto told CNBC.

SoFi ranked No. 8 on last year’s CNBC Disruptor 50 list.

--- CNBC’s Scott Wapner contributed reporting.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between SoFi and Social Capital Hedosophia. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, Social Capital Hedosophia filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on January 11, 2021, which includes a document that serves as a prospectus and proxy statement of Social Capital Hedosophia, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all Social Capital Hedosophia shareholders. Social Capital Hedosophia also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Social Capital Hedosophia are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Social Capital Hedosophia through the website maintained by the SEC at www.sec.gov.

The documents filed by Social Capital Hedosophia with the SEC also may be obtained free of charge at Social Capital Hedosophia’s website at: http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

Social Capital Hedosophia and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Social Capital Hedosophia’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and Social Capital Hedosophia. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Social Capital Hedosophia’s securities, (ii) the risk that the transaction may not be completed by Social Capital Hedosophia’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Social Capital Hedosophia, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, by and between Social Capital Hedosophia, Plutus Merger Sub Inc. and Social Finance, Inc., dated as of January 7, 2021 (the “Merger Agreement”) by the shareholders of Social Capital Hedosophia, the satisfaction of the minimum trust account amount following redemptions by Social Capital Hedosophia’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the investments described above, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against Social Capital Hedosophia related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of Social Capital Hedosophia’s securities on a national securities exchange, (xi) the price of Social Capital Hedosophia’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Social Capital Hedosophia plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting Social Capital Hedosophia’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Social Capital Hedosophia’s registration on Form S-1 (File Nos. 333-248915 and 333-249396), the registration statement on Form S-4 discussed above and other documents filed by Social Capital Hedosophia from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and Social Capital Hedosophia assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor Social Capital Hedosophia gives any assurance that either SoFi or Social Capital Hedosophia, or the combined company, will achieve its expectations.